

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

> **Re:** **US Parts Online Inc.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2012**
> **File No. 333-179765**

Dear Mr. Podlubijs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In light of your statements on page 19 that you "will require full funding to implement [y]our complete business plan," on page 22 that you will not commence operations until you "have closed this offering," and on page 25 that if the offering is not fully subscribed, you "would be forced to scale back or abort completely the implementation" of your business plan, please revise at an appropriate place to explain why you decided to conduct the offering without a minimum threshold sufficient to begin launching your business plan.

2. Please tell us whether there is any relationship between you and US-Parts-Online.de based in Hamburg, Germany. If there is not, how are you going to keep internet purchasers from being confused about the two companies with the same name?

3. Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Registration Statement cover page

4. Refer to footnote (1) to the fee table. It appears that the fee should be calculated pursuant to Rule 457(a). Please revise footnote (1) accordingly or tell us why Rule 457(o) is the appropriate basis for calculating the fee.

Prospectus cover page

5. Please clarify, if true, that subscriptions are irrevocable.

6. Please clarify, if true, that in no event will the offer be extended beyond March 31, 2013.

Prospectus Summary, page 6

7. Please disclose your cash on hand, monthly cash burn rate, and the number of months your cash will last at this rate without additional sources of funds.

8. Please disclose both (i) the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share and (ii) your total stockholders' equity balance as of your most recent balance sheet date here and in one of your opening paragraphs on page 3 in the overview section.

Risk Factors, page 8

9. Please add a risk factor describing the risks to investors because you will not maintain an escrow account and, because there is no minimum offering amount, you will have immediate access to investor funds.

10. Please add a risk factor describing the risks to investors because of conflicts of interest resulting from your sole officer and director only spending 50% of his time devoted to your operations. We note in this regard your disclosure on page 24.

11. Please add a risk factor describing the risks to investors because, even if the offering is fully subscribed, your sole officer and director will continue to control a significant percentage of your outstanding common stock.

Management's Discussion and Analysis, page 21

Plan of Operation, page 22

12. Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add additional detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes. To provide one example of the kind of additional specificity we envisage, please revise the second numbered paragraph on page 22 to allocate the $7,500 among the different uses described.

13. Please revise your business plan to explain whether the manufacturers and suppliers of new and used auto parts whom you intend to purchase from have their own internet web sites where purchasers can buy the supplies you intend to purchase and sell them. It appears that if most or all do, you would only be able to add additional transaction costs and delays to such transactions. Please revise to add a risk factor and explain, here or in Business, how you envision that working.

14. Please reconcile your disclosure in the second sentence that you believe that raising capital from this offering "could take up to 180 days" with your disclosure on the cover page that the offer will be open up to March 31, 2013.

15. Please explain why you do not intend to take any concrete steps to implement your business plan until you have closed the offering, particularly given that there is no minimum offering amount and you will have immediate access to investor proceeds.   In your revised disclosure, please address why you believe investors should bear the complete risk that you will not raise a sufficient amount of proceeds to commence operations, will fail to develop a functional website, or will be unsuccessful in your efforts to negotiate with parts suppliers. Please revise the prospectus summary in this manner as well.

16. Please briefly explain what attributes you believe your website will have which will make it "state-of-the-art."

17. Please disclose the steps you have taken to date to negotiate with parts suppliers. If you do not have arrangements with the suppliers you name in the second paragraph of page 22, please remove references to these companies.

18. Please provide your basis for the statement on page 23 that "[w]e expect to be profitable within 12 months of completion of our offering" or remove this statement. Please note that all projections must have a reasonable basis. Refer to Item 10(b) of Regulation S-K.

Results of Operations, page 24

19. Please revise to discuss in greater detail your agreement with LT United, Inc. Your revised disclosure should discuss the services specified in the agreement and whether this party is affiliated with or related to the Company or its officer. In addition, discuss the terms of the agreement you have with Infiniti Shipping, Inc., which is noted on page 28 of your filing, and the facts and circumstances of your distribution center in Kotka, Helsinki, also noted on page 28 of your filing. Please file a written description of the agreement with Infiniti Shipping, Inc. as an exhibit to your amended registration statement.

Description of Business, page 26

20. Please add a separately captioned subsection discussing in detail the market for aftermarket automotive parts in Europe. You should also discuss the effect that the European fiscal and credit crisis and the downturn in the European automotive sales has had and is expected to have on demand for aftermarket automotive parts.

21. In this regard, please discuss the online market for aftermarket automotive parts. Your discussion should address the fact that this market is much less developed than e-commerce markets for other types of products. You should also address why you believe your website and business plan will provide you with a competitive advantage over traditional distribution methods for aftermarket automotive parts. We note in this regard your disclosure in the third risk factor.

22. It appears that your target customers for aftermarket automotive parts include, among others, repair shops. Please explain why you believe repair shops would prefer to order parts from you as opposed to purchasing directly from distributors or on an as-needed basis from brick-and-mortar retailers. Since repair shops typically do not maintain significant inventories of parts, it is not apparent why a repair shop would prefer to purchase parts from you, with the attendant transit times, when it could obtain parts the same day from a local retailer.

Product, page 26

23. Please disclose who bears the costs of shipping body parts and small parts and who bears the risk of loss while parts are in transit. Disclose the approximate charge to ship each type of part and discuss how your estimated shipping charges compare with purchasing parts directly from the manufacturer or retailers.

24. We note you have paid a $3,000 deposit for a salvage car for parts. Please discuss the terms of this acquisition, including the age and model of the vehicle, the agreed upon purchase price, and file the agreement as an exhibit to your amended registration statement.

25. Please disclose whether you intend to offer any type of warranty on sales of secondhand parts.

Specialty Cars, page 27

26. Revise to disclose what kind of specialty cars you intend to sell and how you intend to become a dealer in such cars. If you have any agreements in place with the manufacturers, please disclose. If not, disclose that.

27. Please explain what void in the market for specialty cars you are seeking to fill and discuss why you believe your business plan gives you a competitive advantage over existing dealers. Discuss whether you characterize yourself as a dealer or broker of imported specialty cars and explain how you expect to identify clients and locate the vehicles they aspire to purchase.

Website, page 27

28. Please disclose whether you have reserved a domain name for your website and, if so, please disclose your web address.

29. Please explain how you intend to source the content for your website. In particular, discuss how you expect to obtain detailed product information and photographs in those cases where you do not have agreements with the manufacturer.

30. Please characterize the last sentence of the first paragraph of this subsection as your aspiration as you have not yet developed your website.

31. We note your disclosure that you expect to price your inventory at a 50% to 60% mark-up. Please discuss how your pricing is expected to compare with the pricing of comparable parts obtained from "brick-and-mortar" retailers or parts obtained directly from distributors.

Shipping, page 28

32. Please disclose the expected shipping times for body parts and small parts, and for parts shipped directly from the distributors and parts shipped via your warehouse in Helsinki.

33. Please discuss in detail the distribution center in Finland, including estimated square footage of the facility. We note that you have only allocated $1,000 of the offering proceeds for warehouse rent. Please file the lease agreement as an exhibit to your amended registration statement or revise to clarify that you have not yet entered into a lease for this space.

<u>Delivery from our vendors to our customers, page 28</u>

34. Please disclose whether you expect to record revenues from sales or receive commissions for those parts shipped directly from U.S.-based distributors.

<u>Agreement with LT United Inc., page 28</u>

35. Please disclose whether the agent fee is passed through to the ultimate customer.

36. Please explain "net value."

<u>Properties, page 29</u>

37. Please fill in the blanks in this section and file the lease agreement as an exhibit to your amended registration statement or tell us why this agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

<u>Government Regulation, page 29</u>

38. Please specifically identify and discuss all applicable regulations which are expected to materially affect your business. Disclose whether there are specific regulations applicable to dealers or distributors of aftermarket automotive parts. Disclose whether sales taxes or value added taxes are potentially applicable to e-commerce transactions in any countries that comprise your target market. Discuss any other material government regulations that apply to the importation of aftermarket automotive parts and specialty cars into Europe from the United States. Please revise the fourth risk factor in this manner as well.

<u>Directors, Executive Officers, Promoter and Control Persons, page 29</u>

39. Please revise the biography of Dmitrijs Podlubnijs to include relevant business experience from January 2011 to the date of the prospectus or advise.

<u>Certain Relationships and Related Transactions, page 32</u>

40. Please provide related party disclosure for the $650 due to your sole shareholder or advise.

<u>Plan of Distribution, page 32</u>

41. Please revise to include a complete plan of distribution. If investors will be required to complete a subscription agreement, please revise by discussing the procedures for subscribing and file the form of subscription agreement as an exhibit to your amended registration statement. Your revised disclosure should address the terms of the offering

and you should disclose in what circumstances you reserve the right to terminate the offering, other than because of the expiration of the offer period.

42. We note you have not included blue sky registration fees in the table of other expenses of issuance and distribution. Please disclose in what states and countries you intend to conduct the offering and disclose the applicable blue sky registration provisions or other regulations applicable to the offering of securities in these jurisdictions.

Description of Securities, page 36

Anti-Takeover Law, page 36

43. It is not clear why the statements you make in the first paragraph of this section are relevant to whether your articles of incorporation or bylaws, or Nevada corporation law, contain provisions which would have the effect of delaying, deferring, or preventing a change of control. Please revise or advise. Refer to Item 202(a)(5) of Regulation S-K.

Exhibit 5.1

44. Refer to the last sentence of the first paragraph. Counsel may examine any documents of its client it believes necessary to form its opinion; it is not appropriate for counsel to limit the scope of its opinion to the enumerated documents. Please have counsel revise its opinion accordingly.

45. Also revise to delete the fourth paragraph. A filed opinion is a public document and you may not limit its use. Also, the opinion is based on the law and the facts, not counsel's knowledge of them.

Other

46. In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

47. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: J.M. Walker & Associates
        Attorneys At Law